Exhibit 99.2

*SPECIMEN* 1 MAIN STREET ANYWHERE PA 99999-9999

Voting will be open until 11:59 p.m. Hong Kong Time on August 4, 2026 (August 4, 2026 at 11:59 a.m. U.S. Eastern Time).

VOTE ONLINE

www.Transhare.com click on Vote Your Proxy and enter your Control Number.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to proxy@transhare.com

VOTE BY FAX:

Mark, sign and date your proxy card and send it to 1.727. 269.5616

VOTE IN PERSON

I f you would like to vote at in person, please attend the Extraordinary General Meeting to be held on August 5, 2026, 10:00 a.m. Hong Kong (August 4, 2026 at 10:00 p.m. U.S. Eastern Time), at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

707 CAYMAN HOLDINGS LIMITED

EXTRAORDINARY GENERAL MEETING (THE “EGM”)

DETACH PROXY CARD TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

PROPOSAL NO.1: To be approved as an ordinary resolution

The increase in the authorized share capital of the Company from US$500,000 divided into 2,083,333 shares of a par value of US$0.24 each comprising (a) 1,666,667 class A ordinary shares of a par value of US$0.24 each and (b) 416,666 class B ordinary shares of a par value of US$0.24 each TO US$12,000,000 divided into (a) 45,000,000 class A ordinary shares of a par value of US$0.24 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.24 each, by creation of an additional 43,333,333 class A ordinary shares of a par value of US$0.24 each and an additional 4,583,334 class B ordinary shares of a par value of US$0.24 each;

For	Against	Abstain
☐	☐	☐

707 Cayman Holdings Limited

Extraordinary General Meeting

August 5, 2026

DETACH PROXY CARD TO VOTE BY MAIL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Cheung Lui, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the ordinary shares of 707 Cayman Holdings Limited, which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary General Meeting of 707 Cayman Holdings Limited on August 5, 2026 at 10:00 a.m. Hong Kong (August 4, 2026 at 10:00 p.m. U.S. Eastern Time), at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong, and at any adjournment or postponement thereof.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH RECOMMENDATION OF THE BOARD OF DIRECTORS FOR THE PROPOSAL.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If No direction is made, this Proxy will be voted FOR the proposal described above.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by of 707 Cayman Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer.

Email Address:____________________________

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation 17755 US Highway 19 N

Suite 140

Clearwater FL

IMPORTANT: This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on July 20, 2026 (Hong Kong Time). Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Shareholder Name

__________________________________________

Signature of Shareholder

__________________________________________

Dated: